EXHIBIT 4

                          [CELERITEK, INC. LETTERHEAD]

June 13, 2002

Mr. Lawrence A. Sala
President, Chairman & CEO
Anaren Microwave, Inc.
6635 Kirkville Rd.
East Syracuse, New York 13057

Dear Larry:

The members of my Board and I received your letter dated June 10, 2002.

Anaren has been and continues to be a good customer and we consider your letter to be a serious matter and will treat it accordingly.

At our next Board meeting in August your letter will be on the agenda and I will write to you shortly after to review what the next step might be.

Sincerely,

/s/ Tamer Husseini
-------------------------
Tamer Husseini
Chairman, President & CEO

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